Exhibit 8.1

List of Subsidiaries

Name of subsidiary	Place of incorporation
Banle Energy International Limited	Hong Kong
Banle International Marketing Limited	Malaysia
Banle International (China) Limited	Hong Kong
Banle International (Europe) Limited	Ireland
Banle International (Malaysia) Sdn Bhd	Malaysia
Banle International (Singapore) Pte Ltd	Singapore
Reliance (China) Limited	Hong Kong